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SEC Processing Section

FEB 25 2019

Washington DC

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...ED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital & Estate Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7143 Mariner Blvd.
(No. and Street)

Spring Hill (City) FL (State) 34609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN C. UMBER, CEO AND PRESIDENT (813)230-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 20 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John C. Umber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital & Estate Management, Inc., as of February 20, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY CAROL BERTRAM
Notary Public - State of Florida
Commission # GG 235772
My Comm. Expires Sep 8, 2022
Bonded through National Notary Assn.

Signature

CEO
Title

Judy Carol Bertram 2/20/19
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Shareholder of Capital & Estate Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital & Estate Management, Inc. as of December 31, 2018, the related statements of Income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital & Estate Management, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital & Estate Management, Inc.'s management. Our responsibility is to express an opinion on Capital & Estate Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital & Estate Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15 c3-1 of the Securities Exchange Act of 1934 and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Capital & Estate Management, Inc.'s financial statements. The supplemental information is the responsibility of Capital & Estate Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15 c3-1 of the Securities Exchange Act of 1934 and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 20, 2019

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	22,729
Accounts Receivable		6,609
Prepaid Expenses		675
TOTAL CURRENT ASSETS		30,013
FIXED ASSETS		
Office Furniture		4,580
Leasehold Improvements		23,150
Signage		1,263
Accumulated Depreciation		(28,968)
TOTAL FIXED ASSETS		25
TOTAL ASSETS	$	30,038

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	2,572
Credit Card Payable		794
Accrued Operating Expenses		283
TOTAL CURRENT LIABILITIES		3,649
STOCKHOLDER'S EQUITY		
Capital Stock- Common- Par Value $1		
100 shares authorized, issued and outstanding		100
Paid in Capital		24,250
Retained Earnings		2,039
TOTAL STOCKHOLDER'S EQUITY		26,389
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	30,038

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF INCOME
For the year ended December 31, 2018

REVENUE		
12b-1 Fees	$	128,860
Commission Income		66,483
Dividends		92
TOTAL REVENUE		195,435
OPERATING EXPENSES		
Rent and Utilities		8,961
Telephone		1,404
Employee Leasing Costs		62,757
Commissions		34,547
Insurance Expense		350
Depreciation Expense		1,486
Licenses and B-D Registration		8,038
Office, Postage and Printing Expenses		820
Accounting and Professional Fees		18,000
Other Operating Expenses		6,439
TOTAL OPERATING EXPENSES		142,802
NET INCOME	$	52,633

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2018

	Capital Stock Common Par Value $1		Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares Authorized, Issued and Outstanding	Amount			
Balances at December 31, 2017	100	$ 100	$ 24,250	$ 21,890	$ 46,240
Net Income		-	-	52,633	52,633
Stockholder Distributions		-	-	(72,484)	(72,484)
Balances at December 31, 2018	100	$ 100	$ 24,250	$ 2,039	$ 26,389

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	52,633
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,486
Changes in Current Assets and Liabilities:		
(Increase) in accounts receivable - net		(143)
Decrease in prepaids and other assets		237
Increase in accounts payable		2,572
(Decrease) in credit card payable		(17)
Increase in accrued expenses and other liabilities		13
NET CASH PROVIDED BY OPERATING ACTIVITIES		56,781
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale proceeds (Acquisition of) property and equipment		-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions paid		(72,484)
NET CASH (USED) BY FINANCING ACTIVITIES		(72,484)
NET DECREASE IN CASH		(15,703)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		38,432
CASH AND CASH EQUIVALENTS, END OF YEAR	$	22,729

Supplemental Disclosures:		
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS

Capital & Estate Management, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") since August 2, 2011. The Company is a subscription/application-way introducing broker/dealer (B/D) that limits its business lines to a mutual fund (MF) retailer and a broker/dealer selling variable life insurance and annuities (VA). The Company does not conduct business in foreign securities. It will not permit any of its associated persons to engage in Private Securities Transactions, or Outside Business Activities. The Company conducts all securities transactions on an agency basis. The Company services retail clients with a net worth up to $15 million, with the average client having a total account value of $100,000 - $500,000. The Company offers only cash accounts held at the distributor.

The Company does not receive customer funds and does not receive customer securities. The Company does not effect more than 10 principal trades per year. The Company does not require any clearing arrangements because it is a subscription/application-way B/D, which means that the Company only receives and promptly transmits checks made payable to the MF or VA distributor. The Company does not clear or settle any futures transactions or options transactions, so the Company is not required to be a member of the Options Clearing Corporation (OCC). The Company does not have an omnibus account. The Company claims an exemption from Rule 15c3-3 upon Section (k)(1) - Limited business (mutual funds and/or variable annuities only). Also, the Company claims an exclusion from membership in SIPC. Form SIPC-3 is completed annually at the beginning of each year certifying the Company's exclusion from membership.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. These accounting policies conform to generally accepted accounting principles of the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to the authoritative guidance provided by the Financial Accounting Standards Board (FASB) in its Accounting Standards Codification (ASC) 940, "Financial Services - Brokers and Dealers" and pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all funds in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The Company maintains cash balances in accounts at two financial institutions. One of these accounts is fully insured by the National Credit Union Administration (NCUA). The other account is a money market account which is not insured by the NCUA or any other governmental insurance program. At December 31, 2018, the amount of cash that was fully insured was $16,405 and the amount in the uninsured account was $6,324.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and include expenditures which substantially increase the useful lives of existing assets. Maintenance and repairs that do not extend useful lives are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets. Office furniture is depreciated over useful lives of 5 years. Leasehold improvements are depreciated over useful lives limited by the term of the lease, including anticipated renewals. When property and fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any profit or loss on disposition is credited or charged to earnings.

Fair Value of Financial Assets and Liabilites

The Company measures fair value of financial assets and liabilites based on the framework set forth by FASB ASC 820, "Fair Value Measurements and Disclosures." That framework provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value. Following is a description of those three levels as defined in FASB ASC 820.

Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs: Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There have been no significant changes in the methodologies used for the year ended December 31, 2018.

The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The carrying value of accounts receivable approximates fair value because of their short term nature.

The carrying value of prepaid expenses approximates fair value because of their short term nature.

The carrying values of accounts payable, credit card payable, and accrued operating expenses approximate fair value because of their short term nature.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, including assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used. During the year ended December 31, 2018, the most significant estimates were depreciation expense and operating expense accruals.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accrued Operating Expenses

The Company records or accrues expenses as incurred on the statement of income. Accrued expenses are recorded as liabilities on the statement of financial condition under the caption "Accrued Operating Expenses," which is accordingly adjusted as the liabilities are subsequently paid. Accrued expenses consist of accrued utilities and telephone expenses. At December 31, 2018, the Company had accrued expenses of $283.

Revenue Recognition and Receivables

The Company recognizes revenue when earned, upon completion of the sale or service transaction. Thus, the Company records receivables for those earnings, which are accordingly adjusted when payments are received against those receivables.

The Company has selling agreements with mutual fund distributors and variable annuity distributors whereby commission is received from the sales of annuities and investment company shares, as well as continuing commissions from variable annuities and 12b-1 service fees from mutual funds for ongoing servicing of client accounts paid on a quarterly basis by the distributor.

The 12b-1 service fees are fees calculated and paid by the investment company to the broker/dealer for the retention of existing clients in existing investments. These “trail payouts” are calculated periodically based on the specified “trail dates” (generally a three month period). The broker/dealer has no “right to receive” these payouts until the last day of the “trail dates", and must be the broker/dealer of record on that date. The calculations are based on client status as of the ending “trail date”. For this reason, the revenues are deemed to be earned on that date, so any accruals over the three month period preceeding that date are not appropriate. Accounts receivable are recorded with respect to the 12b-1 fees on the ending "trail date" because the fees are paid in the month following the ending "trail date".

The Company considers all receivables to be collectible based on the types of investment distributors and the nature of the selling agreements it has with those distributors. Therefore, the Company does not record an allowance for doubtful accounts. At December 31, 2018, the Company had no receivables from the distributors aged over 30 days.

Compensated Absences

The sole employee, John Charles Umber, who is also the 100% shareholder of the company, receives a fixed salary through a payroll leasing company. There is no provision for vacations, sick days, or personal days off. Therefore, the Company has no provision for the accrual of compensated absences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is organized as a corporation in the State of Florida and has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on his shares and he includes the Company's net operating income or loss on his individual tax return. Accordingly, the financial statements do not include a provision or liability for income taxes.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities. Generally, the Company's tax returns remain open for federal income tax examination for three years from the date of filing.

Risk Associated with Concentrations

Customer Base

For the year ended December 31, 2018, the Company had moderate risk associated with concentrations of its customer base. One individual client accounted for approximately 14.1% of the Company's revenues. No other individual client of the sole employee accounted for 10% or more of the Company's revenues. The Company does not consider this concentration to be significant because expenses are approximately 73.1% of revenues. The stockholder distribution is adjusted by the amount of sales generated by the only employee, who is also the sole stockholder.

Distributors

The Company has selling agreements with three distributors. One distributor accounted for approximately 87.2% of the company's revenue, and another accounted for approximately 12.7%.

The Company does not consider these concentrations to be a significant risk, since alternate distributors are readily available in the market.

NOTE 3 - ACCOUNTS RECEIVABLE

At December 31, 2018, Accounts Receivable consisted of the following:

Ongoing compensation receivable from Lincoln Financial	$	5,813
Commissions receivable from American Funds		796
Total Accounts receivable	$	6,609

NOTE 4 - FIXED ASSETS

At December 31, 2018, Fixed Assets consisted of the following:

Office Furniture	$	4,580
Leasehold Improvements and Signage		24,413
Total Fixed Assets		28,993
Less: accumulated depreciation		(28,968)
Fixed Assets, net	$	25

NOTE 5 - CURRENT LIABILITIES

On December 31, 2018, current liabilities consisted of accrued general operating expenses as follows:

Accounts Payable	$	2,572
Credit Card Payable		794
Accrued Operating Expenses		283
	$	3,649

NOTE 6 - LONG TERM DEBT

The Company has no long term debt instruments.

NOTE 7 - LEASE COMMITMENTS

On March 8, 2010, the Company entered into a 5 year lease with Anisha Investments for its current business premises. The lease payment is $706.83 per month for the term of the lease, which expired March 8, 2015, and now continues on a month to month basis. The rent expense for the year ended December 31, 2018, which is included in the accompanying income statement under the caption "Rent and Utilities," was $8,482.

Annual future rent payments are not required under the current oral lease agreement, which continues the prior written lease on an ongoing basis.

NOTE 8 - COMPENSATION

Payroll and benefits are provided through a third party employee leasing company which pays a wage to John C. Umber, the sole stockholder and only employee.

Sylvia J. Worthem is a registered general securities principal. She also became the Company's CFO and FINOP (Financial Operations Principal) in August 2012. She prepares and reviews the Company's financial records, assumes responsibility for the FOCUS filings, and provides guidance for and oversight of company activity. Her compensation is commissions based. She receives 100% commission on revenues that she generates for the Company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved in litigation, disputes and/or claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day to day operations of the business, governmental compliance, and contracts/agreements related to its customers and vendors. At December 31, 2018, there were no matters outstanding or unrecorded contingent liabilities known to management that would have a material effect on the Company's results of operations.

NOTE 10 - EXEMPTION OF SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, upon Section (k)(1) - Limited business (mutual funds and/or variable annuities only).

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a broker/dealer's aggregate indebtedness, as defined, shall not exceed eight times net capital for a broker/dealer in business for less than one year and fifteen times net capital for a broker/dealer in business for more than a year, subject to a minimum net capital requirement. The minimum net capital for the Company is $5,000; however, net income cannot be distributed to its stockholder unless the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year. During the audit period, the company made distributions to its stockholder in the amount of $72,484, which was compliant with the distribution requirement.

At December 31, 2018, the Company had net capital of $25,626, which was $20,626 in excess of its required net capital of $5,000. The net capital was adequate for each period during the fiscal year.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 14.24%.

NOTE 12 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 20, 2019, (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

CAPITAL & ESTATE MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

REQUIRED BY THE

SECURITIES EXCHANGE ACT OF 1934

CAPITAL & ESTATE MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2018

NET CAPITAL COMPUTATION

Total Stockholder's Equity as of December 31, 2018	$	26,389
Less: Non-allowable Assets		(700)
Haircuts		(63)
Net Capital	$	25,626
Net Capital Required		5,000
Excess Net Capital as of December 31, 2018	$	20,626

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as included in Statement of Financial Condition

Accounts Payable	$	2,572
Credit Card Payable		794
Accrued Operating Expenses		283
Total Aggregate Indebtedness	$	3,649
Ratio of Aggregate Indebtedness to Net Capital		14.24%

Reconciliation with Capital and Estate Management, Inc. computation
(included in Part II of Form X-17A-5 as of December 31, 2018)

Net Capital, per December 31, 2018 unaudited Focus Report as filed	$	25,626
Net Audit Adjustments		-
Net Capital, per December 31, 2018 audit	$	25,626

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

CAPITAL & ESTATE MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2018

Capital & Estate Management, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of the rule, which exempts a broker or dealer whose business is limited to acting as an agent or dealer for shares of registered investment companies or variable annuities. In addition to distributing only a limited number of products, a broker-dealer relying on the paragraph (k)(1) exemption must promptly transmit all funds and deliver all securities and is prohibited from otherwise holding funds or securities for, or owing money or securities to, its customers.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Shareholder of Capital & Estate Management, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which Capital & Estate Management, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Capital & Estate Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(1) and Capital & Estate Management, Inc. stated that Capital & Estate Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital & Estate Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital & Estate Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 20, 2019

CAPITAL & ESTATE
MANAGEMENT

"Direction for your financial planning"

John C. Umber, CFP®
CERTIFIED FINANCIAL PLANNER™
CEO and President

EXEMPTION REPORT

Capital & Estate Management, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Capital & Estate Management, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of paragraph (k)(1) throughout the calendar year January 1, 2018 to December 31, 2018.

2. Capital & Estate Management, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2018 to December 31, 2018.

Attached are:

1. A copy of Form SIPC-3 for FY 2018 signed and mailed SIPC in the envelope provided by SIPC on January 3, 2018.

2. Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018.

Signed: ______________________
John C. Umber, CEO and President

7143 Mariner Blvd., Spring Hill, FL 34609 Office: 1(352)346-6516 Toll Free: 1-877-EST-MGMT Cell: 1(813)230-1090 Member FINRA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

**Report of Independent Registered Public Accounting Firm
On Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC**

To: Capital & Estate Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Capital & Estate Management, Inc. (the "Company") for the year ended December 31, 2018, which were agreed to by Capital & Estate Management, Inc. and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Capital & Estate Management, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

February 20, 2019

Capital & Estate Management, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	Business activities through which revenue was earned
$ -	Business conducted outside the United States and its territories and possessions
$ 170,517	Distribution of shares of registered open end investment companies or unit investment trusts
$ 24,826	Sale of variable annuities
$ -	Insurance commissions and fees
$ -	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$ -	Transactions in securities futures products
$ 195,343	**Total Revenues**

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] CEO 1/2/2018
Authorized Signature/Title Date

SIPC-3 2018

8-

8-68039 FINRA DEC 08/02/2011
CAPITAL & ESTATE MANAGEMENT INC
7143 MARINER BLVD
SPRING HILL, FL 34609

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.